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                                                                    Exhibit 99.1

                         [VIVENDI UNIVERSAL LETTERHEAD]

                                                                    May 25, 2004


  Vivendi Universal offers to purchase (EURO) 1 billion of its high yield notes

Paris, May 25, 2004 - Vivendi Universal (Paris Bourse: EX FP; NYSE: V) announced today the launch of a tender offer to purchase (EURO) 1 billion in aggregate principal amount of the 9.50% high yield notes denominated in euros and the 9.25% high yield notes denominated in U.S. dollars issued by Vivendi Universal on April 8, 2003 and the 6.25% high yield notes denominated in euros and U.S. dollars issued on July 10, 2003. Approximately (EURO) 2.4 billion of aggregate principal amount of the notes subject to the tender offer are outstanding.

Additional detail concerning the terms of the tender offer is contained in a separate press release issued today.

The transaction, which is now possible after the NBC Universal closing, demonstrates Vivendi Universal's continued commitment towards the efficient use of funding sources and active debt management. It is a further step in the group's financial restructuring that substantially lowers the future cost of its debt.

The offer to purchase and materials relating to the tender offer described in this press release can be obtained (as well as additional information about the terms of the offer, how to tender notes and conditions to the offer) by contacting the information agent (Global Bondholder Services Corporation (Toll free: +1 (866) 470-4500; +44 (0)20-7864-9136; or (banks and brokers) +1 (212)
430-3774)) or the dealer managers (Banc of America Securities LLC (Toll free: +1
(888) 292-7000; and +1 (212) 847-5834) and J.P. Morgan Securities Inc. (Toll
free: +1 (866) 834-4666; +44 (0)20-7742-7506; or +1 (212) 834-4802)).

Important disclaimers:


This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to, the risks described in the offer documents related to the tender offer described in this press release and the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and the French Commission des Operations de Bourse. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at (www.sec.gov) or directly from Vivendi Universal. Vivendi Universal does not undertake, nor has any obligation, to provide, update or revise any forward-looking statements.

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The offer described in this press release does not constitute an offer to purchase Notes in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make such offer under applicable securities or "blue sky" laws.

The Notes not being listed in France, no documents relating to the offer described in this press release have been submitted to the clearance procedures of the French Autorite des Marches Financiers (AMF). The Notes have not been offered and will not be offered, directly or indirectly, to the public in France and the offer described in this press release will be made in the Republic of France only to qualified investors (investisseurs qualifies) as defined and in accordance with Articles L.411-1 and L.411-2 of French Code monetaire et financier and Decree n(degree) 98-880 dated October 1st, 1998 relating to offers to qualified investors. Furthermore, offering material relating to any Notes will not be distributed or caused to be distributed other than to those investors to whom offers of Notes may be made as described above.

The documents relating to the offer described in this press release have not been submitted to the clearance procedures of Commissione Nazionale per le Societa e la Borsa (CONSOB) and are not directed to investors resident in Italy. No interests in the Notes are being offered, sold, purchased or delivered, no consent is being solicited and neither the documents relating to this offer nor any other offering or publicity material relating to the offer described in this press release or the Notes is or will be distributed to holders of the Notes who are Italian residents or who are located in Italy by Vivendi Universal or any of the dealer managers or any other person acting on its or their behalf. Accordingly, holders of the Notes are hereby notified that, to the extent such holders are Italian residents or are located in Italy, the offer described in this press release is not available to them and, as such, any electronic acceptance instruction or any other acceptance instruction in whatever form received from such persons shall be void.